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                                 [LINCOLN FINANCIAL GROUP(R) LINCOLN LIFE LOGO]


THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
350 CHURCH STREET, MLW1
HARTFORD, CONNECTICUT  06103-1106
TELEPHONE: (860) 466-2374
FACSIMILE:  (860) 466-1778



December 5, 2002

U.S. Securities and Exchange Commission
The Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549-0506

Re:    Lincoln Life Flexible Premium Variable Life Account M [Registrant]
       CIK: 0001048607; Accession Number: 0001047469-02-005125
       Form Type N-6
       Received Date: 11/27/02; Accepted Date: 11/27/02; Filing Date: 11/27/02 The Lincoln National Life Insurance Company

Dear Sir or Madam:

Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the Registration Statement on form N-6 for The Lincoln National Life Insurance Company.

An error occurred in that this filing should not have been made under an Initial Registration Statement filing, but that of a 485(a) filing.

Accordingly, we are requesting withdrawal of this initial registration statement on Form N-6. Please accept our apologies for any inconvenience this may have caused you. If you have any questions, please contact me at (860) 466-2374.

Sincerely,

/s/ Lawrence A. Samplatsky
--------------------------
Lawrence A. Samplatsky
Counsel